



Socalbro LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $500,000

Offering End Date: April 10, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Socalbro LLC

Founded: October 30, 2017

Address: 1213 State Street, Suite B
Santa Barbara, CA 93101

Industry: Full-Service Restaurants

Employees: 20

Website: https://bibijisb.com/

Use of Funds Allocation:

If the maximum raise is met:

$470,000 (94.00%) – of the proceeds will go towards working capital- new location buildout and upgrades

$30,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,553 Followers





Business Metrics:

	FY22	FY23	YTD 11/30/2024
Total Assets	$210,438	$373,896	$1,354,539
Cash & Cash Equivalents	$37,060	$64,234	$86,435
Accounts Receivable	$5,270	$5,270	$5,270
Short-term Debt	$675,954	$779,137	$1,892,663
Long-term Debt	$0	$0	$0
Revenue	$1,204,379	$1,099,363	$776,774
Cost of Goods Sold	$418,828	$337,200	$203,322
Taxes	$0	$0	$0
Net Income	-$282,996	-$65,124	-$231,096

Recognition:

Socalbro LLC (DBA Bibi Ji) has been recognized by The New York Times, Forbes, Robb Report, and the Michelin Guide. Bibi Ji continues to set the standard for culinary excellence in Central California. They want to provide a dining experience that is as simple, focused, and progressive as one could find in New York or Paris right in their hometown.

About:

Socalbro LLC (DBA Bibi Ji) is a celebrated Michelin-recognized modern Indian restaurant and wine bar in downtown Santa Barbara's Arts District.

For more information, contact our Customer Support Team at support@thesmbx.com

